Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD.
SCHEDULES FIRST QUARTER 2026 RESULTS RELEASE
AND CONFERENCE CALL FOR MAY 26, 2026
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Conference Call Scheduled at 9am Eastern Time

AZOUR, Israel – April 27, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its first quarter 2026 results on Tuesday, May 26, 2026.

The Company will be hosting a video conference call later that day via Zoom, starting at 9am Eastern Time, 6am Pacific Time and 4pm Israel time. On the call, management will review and present the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link:
https://us06web.zoom.us/webinar/register/WN_Jx5K81s0TCqmGqEj3AgRdA

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number. If you have an issue with registration, please contact the Ituran investor relations team, well in advance of the call.

For those unable to participate, the call will be available for replay through the same link, or from a link to the recording on Ituran’s website, beginning within a few hours following the end of the call.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran’s subscriber base has been growing significantly since the Company’s inception to over 2.6 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi Deputy CEO and VP Finance, Ituran udi_m@ituran.com (Israel) +972 3 557 1348	Ehud Helft EK Global Investor Relations ituran@ekgir.com (US) +1 212 378 8040